UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-29243
CUSIP NUMBER 64352G104

(Check One):	☐ Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:     March 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

PART I — REGISTRANT INFORMATION

Colambda Technologies, Inc.

Full Name of Registrant

New Century Resources Corporation

Former Name if Applicable

10 Dionysiou Solomou Street, Leona Building, Suite 501, 2406 Emgomi

Address of Principal Executive Office (Street and Number)

Nicosia, Cypress

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to timely file, without unreasonable effort or expense, it’s Quarterly Report on Form 10-Q for the period ended March 31, 2022 (“Quarterly Report”).  Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-Q and in order to permit the Company's independent registered public accounting firm to complete its review.

The registrant anticipates that it will file its Quarterly Report on Form 10-Q within five calendar days following the prescribed due date within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

George Christodoulou	(357)	228-6626
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 19, 2021, New Century Resources Corporation entered into an agreement (the “Merger Agreement”) whereby Emissions Zero Module, Inc., a Wyoming company (“Emissions Zero”), would be merged (the “Merger”) into New Century Resources Corporation.  Pursuant to the Merger Agreement, New Century would acquire all of the issued and outstanding shares in EZM in exchange for restricted common shares of the Company and the shareholders of EZM would receive shares in New Century representing a controlling interest in New Century.  As a condition to closing, the Company was required to obtain approval of the Merger from the Financial Industry Regulatory Authority (“FINRA”).  In this application process with FINRA, and at the direction of FINRA, the Company was required to complete certain filings at the State level, including the name change to Colambda Technologies, Inc. with the State of Nevada and Wyoming.   All other conditions precedent to closing have been met by both parties.  While we have not formally received approval by FINRA, these actions have forced the Company to recognize the merger and prepare its financial statements for the quarter ended March 31, 2022 as if the merger had closed.  To this extent, the Company has recorded common stock payable to reflect the merger shares to be exchanged between the two parties and will issue those shares upon FINRA’s formal approval.  At formal closing we will be required to issue to Emissions Zero’s shareholders an aggregate of 110,695,500 Common Stock Shares representing 89.91% of all Common Stock outstanding of the merged entities.  As of March 31, 2022, the consolidated financial statements of the Company will reflect that of EZM as the accounting acquirer in the merger transaction.  The Company anticipates reporting net revenues for the current three months ended March 31, 2022 in the amount of approximately $653,000 with a resulting net operating loss of approximately $886,000 for the period.  These figures reflect the financial condition and operations of EZM as prior to the merger, New Century had no operations.

Colambda Technologies, Inc.

(Name of Registrant)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2022	By:	/s/ George Christodoulou
Name: George Christodoulou
Title: Executive Officer